Exhibit 99.1
Duoyuan Global Water Inc. Announces
Preliminary Fourth Quarter and Full Year 2009 Results
Beijing, China, January 19, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced selected preliminary unaudited financial results for the full year and quarter ended December 31, 2009. The audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2009 has not been completed and changes may result during the completion of the Company’s audit.
For the full year, the Company believes revenue will be RMB781.5 million to RMB785.3 million and net income will be RMB113.0 million to RMB116.8 million. For the fourth quarter, the Company believes revenue will be RMB191.9 million to RMB195.8 million and net income will be RMB35.8 million to RMB39.6 million.
Please refer to the table provided below for further information.

	Estimated results for the quarter ended	Estimated results for the year ended
	December 31, 2009(1)	December 31, 2009(1)

	(Unaudited)	(Unaudited)

Revenue	RMB191.9 million to RMB 195.8 million ($28.1 million to $28.7 million)	RMB781.5 million to RMB785.3 million ($114.5 million to $115.1 million)

Gross profit	RMB90.3 million to RMB93.1 million ($13.2 million to $13.6 million)	RMB375.8 million to RMB378.6 million ($55.1 million to $55.5 million)

Net income(2)	RMB35.8 million to RMB39.6 million ($5.2 million to $5.8 million)	RMB113.0 million to 116.8 million ($16.6 million to $17.1 million)

(1)	Translations of estimated results from Renminbi into U.S. dollars have been made at the noon buying rate in effect on December 31, 2009, which was RMB6.8259 to $1.00.

(2)	Net income includes estimated share-based compensation expenses of RMB1.1 million ($0.2 million) to RMB1.3 million ($0.2 million) for the fourth quarter and RMB92.7 million ($13.6 million) to RMB93.5 million ($13.7 million) for the year.
The Company’s raw material costs increased in the third quarter of 2009. Also, in the fourth quarter of 2009, the Company incurred increased depreciation expenses following an increase in the Company’s fixed assets (manufacturing equipment upgrades and furniture and fixtures) during the period. As a result, the Company’s estimated gross margin of approximately 46.5% to 48.0% for the fourth quarter of 2009 is slightly lower than the 49.5% gross margin for the third quarter of 2009.
Estimated net income for the quarter and year ended December 31, 2009 reflects fourth quarter TV advertising expenses of approximately RMB15.6 million ($2.3 million) for nationwide TV advertising on CCTV, China’s national TV station, which represents an increase of RMB8.3 million ($1.2 million) from TV advertising expenses of RMB7.3 million ($1.1 million) incurred in the third quarter of 2009. Estimated net income for the quarter and year ended December 31, 2009 also includes estimated share-based compensation expenses of RMB1.1 million ($0.2 million) to RMB1.3 million ($0.2 million) for the fourth quarter and RMB92.7 million ($13.6 million) to RMB93.5 million ($13.7 million) for the year.
The Company’s operating results may differ materially from the Company’s current expectations because the Company’s final operating results are subject to adjustment based upon, among other things, the finalization of its year-end closing, annual audit and reporting processes.
The Company anticipates reporting its fourth quarter and full fiscal year 2009 results in late February. More information on the Company’s financial results will be provided at that time.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on January 11, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wei-Jung Yang: 86-10-6599-7968